                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                   FORM 6-K
                                   --------


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                             ASAT Holdings Limited
                             ---------------------
            (Exact name of Registrant as specified in its Charter)


                                 14/th/ Floor
                                138 Texaco Road
                          Tsuen Wan, New Territories
                                   Hong Kong
                   (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F   X          Form 40-F
                                   -


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.


                             Yes_           No X
                                               -


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     This form 6-K consists of a press release dated June 14, 2001.

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                                  [ASAT LOGO]



          ASAT Holdings Limited Reports Q4 and FY01 Financial Results

HONG KONG and FREMONT, Calif. - June 14, 2001- ASAT Holdings Limited (Nasdaq:
ASTT), a leading outsource supplier of advanced integrated circuit package designs, assembly and test services for the semiconductor industry, today announced financial results for the fourth quarter and fiscal year ended April 30, 2001.

Net sales for the fourth quarter were $48.7 million, compared with $84.4 million in the third quarter of 2001 and $83.7 million in the fourth quarter of 2000. Net loss for the quarter was $14.2 million, or a loss of $0.11 per American Depository Shares (ADS). The loss included, net of tax, specific charges of $4.0 million, or $0.03 per ADS, which is composed of $2.2 million for severance associated with the firm's cost-reduction program and a $1.8 million write-off of inventories. The April 2001 loss is compared with net earnings of $10.7 million, or $0.08 per ADS, in the third quarter of 2001 and $9.9 million, or $0.09 per ADS, for the quarter ended April 2000. EBITDA for the quarter ended April 2001 was a loss of $2.2 million (excluding the specific charges before income tax effect) compared with $22.9 million for the quarter ended January 2001 and $24.0 million for the quarter ended April 2000.

Earnings per ADS for the April 2001 quarter were computed based on 134.6 million weighted average ADS outstanding and was net of 1.25 million shares repurchased by the company ended April 30th, 2001. Earnings per ADS for the April 2000 quarter, which was pre-IPO, were computed based upon 115.2 million equivalent ADS outstanding.

Net sales for fiscal year ended April 2001 were $340.2 million, a 9 percent increase over the prior year's sales of $312.1 million. Net income for the year ended April 2001 was $19.4 million, or $0.15 per ADS, compared with $34.7 million, or $0.30 per ADS, for the year ended April 2000. The year ended April 2001 included: (1) extraordinary charges of $13.1 million, or $0.10 per ADS, representing premiums paid for the early retirement of $54 million, or 35 percent, of the company's $155 million senior debt and (2) $4.0 million, or $0.03 per ADS, for the specific charges taken in the fourth quarter as described above. The year ended April 2000 included restructuring and recapitalization charges totaling $16.1 million, or $0.14 per ADS. Net income before specific charges and extraordinary items pertaining to both years was $36.6 million, or $0.28 per ADS, in 2001, compared with $50.8 million, or $0.44 per ADS in 2000.

Earnings per ADS for fiscal years ended 2001 and 2000 were computed based upon a weighted average of 131.0 million and 115.2 million ADS outstanding respectively. ASAT's initial public offering in July 2000 (Q1 of fiscal 2001) raised the total number of ADS outstanding to 135.2 million.

ASAT's net earnings decreased in fiscal 2001 from fiscal 2000 primarily due to increases in depreciation and certain operating expenses the company incurred throughout the year as it ramped up to produce higher volumes but experienced an industry slowdown toward the end of the fiscal year. The primary increases in operating expenses in fiscal 2001 were depreciation; manufacturing labor and fixed costs; and selling and R&D expenses. These fiscal 2001 cost increases were exclusive of the specific charges taken in the fourth quarter as described above. Depreciation expense increased nearly $8 million net of tax effect as a result of capital expenditures for wire bonders and testers purchased to increase operating capacity. Manufacturing labor and fixed costs had been added to serve higher volumes the company had experienced prior to the downturn. The company had also increased selling and R&D expenses to serve growth that had been expected.

ASAT's balance sheet remained strong at the end of the quarter with $80 million in cash. During the quarter, the company repurchased approximately 1.17 million of its shares in the open market at an average price of $4.20 per ADS for a total cost of approximately $4.9 million. This brought the total shares repurchased through ended April 30, 2001 to 1.25 million shares at a cost of $5.3 million. In January 2001, the company had adopted a share repurchase program providing for the purchase of up to $20 million of its ADS through January 31, 2002.

"The April 2001 quarter was very challenging for ASAT, as it was for the entire industry. Our results reflect the industry's excess-inventory situation, as well as the weak end-market demand that is being experienced overall but particularly in the communications sector," said Jerry Lee, ASAT's chief executive officer. "In response to industry conditions, we have implemented a three part strategy":

"First, we have taken steps to reduce our cost structure. We expect the reorganization and expense control programs we have implemented across the company to lower our break-even point and position the company for a more profitable future once we see volumes increase. We have made progress in lowering our expenses this quarter and we expect to reduce costs further as our program becomes fully implemented. Once all cost reductions are in place, we should be able to break even on an EBITDA basis at utilization levels just under 30% for our assembly business and on a net earnings basis at utilization just under 40%. During the April 2001 quarter our utilization rates dropped to 30%," he said.

"Second, we are working to strengthen our position with existing customers. Our new Kestral product line group is being very well received and is being qualified among our customers. We expect our recently announced Moisture Sensitive Level One product series to generate significant interest as we are the only company to offer this technology. We believe these technology initiatives as well as our record of on-time delivery and customer service will enable us to maintain a strong position in the communications sector, which we believe is one of the most significant long-term growth drivers in the semiconductor industry. Our customer relationships remain strong, as evidenced by the number of customer awards we received recently for our work in 2000," said Mr. Lee.

"Third, we are actively working to diversify our customer base. Our superior packaging technology and excellent reputation in customer support are attracting potential new customers from the consumer and industrial sectors. We remain confident that we will be able to diversify our revenues through new customers and through design wins and existing technologies," he said.

"Despite the limited visibility in the near term, we remain confident about the long-term growth potential of the communications sector, and about continuing outsourcing opportunities in the semiconductor industry in general," said Mr. Lee. "Everyone at ASAT recognizes the challenges the industry has provided, and we are all working to improve our operating performance while continuing to position ourselves well for the upturn that will come. In the meantime, our reduced capital expenditure budget is set at $40 million for fiscal year 2002. This includes $20 million for construction on our new operation in China, which we expect to be ready for production by mid-year calendar 2002," said Mr. Lee.

Fourth Quarter 2001 Earnings Conference Call

ASAT Holdings Ltd.'s fourth quarter 2001 earnings conference call will be held on Thursday, June 14 at 5:00 p.m. ET/ 2:00 p.m. PT. To participate in the call, please dial (913) 981-5507. A replay of the call will be available for one week at (719) 457-0820, passcode 716428. A webcast of the conference call will be available on www.asat.com.


About ASAT Holdings Limited

ASAT Holdings Limited is a leader in advanced integrated circuit package designs and has provided outsourced assembly and test services for the semiconductor industry for over 10 years. The Company assembles a broad selection of advanced leaded and ball grid array packages utilizing advanced technology characterized by higher electrical and thermal performance. The Company also has multi-chip module and flip-chip assembly lines, and offers testing for complex broadband mixed-signal and system-on-a-chip devices used in communications. The Company has facilities and offices in Asia, Europe, and across the U.S., with its major manufacturing sites strategically located in Hong Kong.



This news release contains forward-looking statements intended to qualify under the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated demand for ASAT's products and services for Fiscal Years 2000 and 2001. These projections and statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. A discussion of these factors is included in the Company's periodic reports filed with the Securities and Exchange Commission.

Contacts:
Stan Baumgartner                     Jim Healy                    Julie Myers
Chief Financial Officer              President ASAT USA           Stapleton Communications Inc.
Hong Kong                            Fremont, CA                  Palo Alto, CA
852-2439-8788                        510-249-1222                 650-470-4231
stan_baumgartner@asathk.com          jim_healy@asat.com           julie@stapleton.com

ASAT HOLDINGS LIMITED
---------------------

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the year ended April 30, 2001 and 2000

--------------------------------------------------------------------------------------
                                                       April 30               April 30
(USD in thousands, except share data)                      2001                   2000
--------------------------------------------------------------------------------------
Net Sales                                               340,236                312,131

Total cost of sales    (Note 1)                         244,484                199,636
                                                   ------------           ------------
Gross profit                                             95,752                112,495

Operating expenses:
  Selling, general and administrative                    37,631                 26,453
  Research and development                                5,954                  4,676
  Charges of obsolete equipment (Note 3)                      -                 12,340
  Reorganization expenses      (Note 2)                   2,603                      -
                                                   ------------           ------------
Total operating expenses                                 46,188                 43,469
Income from operations                                   49,564                 69,026

Other income, net                                         6,451                  1,048
Interest expense:
  -amortization of deferred charges                      (1,112)                  (922)
  -third parties                                        (17,007)               (15,668)
  -QPL Group                                                  -                 (2,404)
Recapitalization costs  (Note 3)                              -                 (6,813)
                                                   ------------           ------------
Income before income taxes and                           37,896                 44,267
 extraordinary charge
Provision for income taxes                               (5,350)                (9,558)
                                                   ------------           ------------
Income before extraordinary charge                       32,546                 34,709
Extraordinary charge on early
 extinguishment of debt
 (net of income tax benefit of $1,108)                  (13,126)                     -
                                                   ------------           ------------
Net income                                               19,420                 34,709
                                                   ============           ============
EBITDA  (Note 4)                                         87,495                105,516
                                                   ============           ============
Net income per ADS:
 Basic:
Income before extraordinary charge                 $       0.25           $       0.30
Extraordinary charge                                      (0.10)                     -
                                                   ------------           ------------
                                                   $       0.15           $       0.30
Basic weighted average number
 of ADS outstanding                                 130,992,475            115,200,000

Net income per ordinary share:

Basic:
Income before extraordinary charge                 $       0.05           $       0.06
Extraordinary charge                                      (0.02)                     -
                                                   ------------           ------------
                                                   $       0.03           $       0.06


Basic weighted average number of
  ordinary shares outstanding                       654,962,375            576,000,000

Notes:
1. Includes $2,214 specific charge for inventory writeoff ( $1,860 net of tax effect)
2. Includes $2,603 severance.
   Therefore total specific charges (inventory writeoff plus severance) is $4,817 ($4,046 net of tax effect).
3. Total charges in F'00 equal to $ 19,153 and $ 16,089 net of income tax expense.
4. Defined as Operating Income plus depreciation and amortization plus specific charges ($ 4,817 in Fiscal 2001 and $ 12,340 in Fiscal 2000).

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ASAT HOLDINGS LIMITED
---------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarter ended April 30, 2001 and 2000

------------------------------------------------------------------------------------------------------------------------------------
                                                                             April 30             January 31               April 30
(USD in thousands, except share data)                                          2001                   2001                   2000

                                                                           (Unaudited)            (Unaudited)            (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                    48,687                  84,386                  83,731

Total cost of sales (Note 1)                                                 50,115                  59,413                  56,473
                                                                             ------                --------                 -------
Gross (loss) profit                                                          (1,428)                 24,973                  27,258

Operating expenses:
     Selling, general and administrative                                     11,130                   9,282                   7,534
     Research and development                                                 1,510                   1,493                   1,169
     Reorganization expenses (Note 2)                                         2,603                      --                      --
                                                                             ------                --------                 -------
Total operating expenses                                                     15,243                  10,775
                                                                                                                              8,703
(Loss) income from operations                                               (16,671)                 14,198                  18,555

Other income, net                                                             1,494                   1,757                     802
Interest expense:
     -amortization of deferred charges                                         (210)                   (214)                   (461)
     -third parties                                                          (3,262)                 (3,430)                 (6,028)
Recapitalization costs                                                           --                      --                    (186)
                                                                            -------                 -------                  -------
(Loss) income before income taxes                                           (18,649)                 12,311                  12,682

Provision for income taxes                                                    4,463                  (1,598)                 (2,770)

                                                                            -------                 -------                  -------
Net (loss) income                                                           (14,186)                 10,713                   9,912
                                                                            =======                 =======                  =======

EBITDA (Note 3)                                                              (2,191)                 22,851                  23,978
                                                                            =======                 =======                  =======
Net (loss) income per ADS:
 Basic:                                                                      ($0.11)                  $0.08                   $0.09

Basic weighted average number
 of ADS outstanding                                                     134,576,240             135,197,478             115,200,000

Net (loss) income per ordinary share:

Basic:                                                                       ($0.02)                  $0.02                   $0.02

Basic weighted average number of                                        672,881,202             675,987,391             576,000,000
  ordinary shares outstanding

Notes:
1. Includes $2,214 specific charge for inventory writeoff ( $1,860 net of tax effect).
2. Includes $2,603 severance.
   Therefore, total specific charges (inventory writeoff plus severance) is $4,817 ($4,046 net of tax effect).
3. Defined as Operating Income plus Depreciation and Amortization plus specific charges per Notes 1 and 2.

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ASAT HOLDINGS LIMITED
---------------------

CONSOLIDATED BALANCE SHEET (Unaudited)

As at April 30, 2001 and 2000

--------------------------------------------------------------------------------------------------
(USD'000)                                                             2001                    2000
                                                                  April 30                   April
--------------------------------------------------------------------------------------------------
ASSETS

Current Assets
    Cash and cash equivalents                                       79,880                  10,892
    Accounts receivable -trade                                      16,474                  40,566
    Inventories                                                     29,361                  23,302
    Prepaid expenses and other current assets                        7,094                  10,911
                                                         -----------------      ------------------
        Total current assets                                       132,809                  85,671

Property, plant and equipment, net                                 265,622                 166,461
Option to acquire ASAT S.A., at cost                                     -                  20,000
Deferred charges, net                                                5,072                  10,907
Noncompete covenants, net                                                -                     442
                                                         -----------------      ------------------
        Total assets                                               403,503                 283,481
                                                         =================      ==================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Short-term bank borrowings                                           -                   9,000
    Current portion of other long-term debt                            551                   5,000
    Accounts payable                                                16,779                  24,549
    Accrued charges                                                  9,796                   6,155
    Income taxes payable                                                 -                  12,847
    Amount due to QPL Group                                          1,205                   5,300
    Amount due to a related company                                    362                     297
                                                         -----------------      ------------------
        Total current liabilities                                   28,693                  63,148

Deferred income taxes                                               26,685                  21,992
12.5% Senior notes due 2006                                         97,559                 149,217
Other long-term debt                                                     -                  35,000

Shareholders' equity:
    Common stock                                                     6,760                   5,760
    Treasury stock                                                     (63)                      -
    Additional paid-in capital                                     228,542                  12,457
    Retained earnings (accumulated deficit)                         15,327                  (4,093)
                                                         -----------------      ------------------
        Total shareholders' equity                                 250,566                  14,124
                                                         -----------------      ------------------

Total liabilities and shareholders' equity                         403,503                 283,481
                                                         -----------------      ------------------

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                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ASAT Holdings Limited



                                      By: /s/  J. Stanley Baumgartner, Jr.
                                          --------------------------------
                                          Name: J. Stanley Baumgartner, Jr.
                                          Title: Chief Financial Officer

Date:  July 13, 2001

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